EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2001	2002	2003	2004	2005	9/30/2006	9/30/2006
EARNINGS
Income Before Income Taxes	$134,955	$118,829	$130,696	$204,837	$228,082	$211,564	$182,977
Fixed Charges (as below)	169,261	169,495	156,507	139,421	133,293	140,617	106,832
Total Earnings	$304,216	$288,324	$287,203	$344,258	$361,375	$352,181	$289,809

FIXED CHARGES
Interest Expense	$93,647	$93,923	$83,054	$69,071	$65,041	$69,277	$52,663
Credit for Allowance for Borrowed Funds Used During Construction	1,614	2,772	3,153	1,750	4,352	7,440	6,244
Estimated Interest Element in Lease Rentals	74,000	72,800	70,300	68,600	63,900	63,900	47,925
Total Fixed Charges	$169,261	$169,495	$156,507	$139,421	$133,293	$140,617	$106,832

Ratio of Earnings to Fixed Charges	1.79	1.70	1.83	2.46	2.71	2.50	2.71